

July 24, 2013

Via E-Mail
J. Nick Riehle
Vice President, Administration and Chief Financial Officer
Chelsea Therapeutics International, Ltd.
3530 Toringdon Way
Suite 200
Charlotte, NC 28277

> **Re:** **Chelsea Therapeutics International, Ltd.**
> **Annual Report on Form 10-K**
> **Filed March 7, 2013**
> **File No. 000-51462**

Dear Mr. Riehle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

License Agreement and Development Agreement Obligations, pages 45-46

1. We note your description of the license agreement you have entered into with Dainippon Sumitomo Pharma Co., Ltd., or DSP. Please expand your disclosure to include the duration and termination provisions of the agreement.

Risk Factors, pages 25 and 28
License and Development Agreement Obligations, page 46
Notes to Financial Statements, page F-20

2. We note your discussion of the license agreement with DSP appearing on pages 25, 46 and F-20 disclosing that you entered into an agreement for a "worldwide, exclusive, sub-licensable license…". We also note that on page 25, you disclose that your license has "certain geographic restrictions," but you do not list the

geographic restrictions specifically. On page 28 you disclose that your license agreement with DSP reserves rights to DSP "in Japan, Korea, China, and Taiwan which preclude our commercialization of droxidopa in those markets." The fact that DSP reserves rights to the license in Japan, Korea, China, and Taiwan contradicts your statements that you have a worldwide license. Please revise your disclosure to eliminate the inconsistencies on pages 25, 28, 46, and F-20 so that you state clearly on all four pages that there are geographic exclusions to your license and list the excluded countries.

Intellectual Property, pages 16-17

3. We note that you discuss your patent estate under "Intellectual Property" on pages 16-17. Please expand your disclosure regarding the patents related to droxidopa. As to the three issued U.S. droxidopa patents, please indicate when each one expires. As to the several foreign droxidopa patents, please briefly describe the nature of each of these patents as you have done for the U.S. patents and indicate the applicable jurisdictions of each patent and the dates of expiration. As to all of the U.S. and foreign droxidopa patents, please indicate whether you hold the patents themselves or license them from another party, identifying each such party, as may be applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director